================================================================================

                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                   FORM U-9C-3


                     QUARTERLY REPORT PURSUANT TO RULE 58 OF

                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


                  For the quarterly period ended March 31, 2005


                            CENTERPOINT ENERGY, INC.
                      (NAME OF REGISTERED HOLDING COMPANY)

                      1111 Louisiana, Houston, Texas 77002
                    (Address of Principal Executives Offices)

                      Inquiries concerning this Form U-9C-3
                           may be directed to either:

                              Walter L. Fitzgerald
                          Vice President and Controller
                            CenterPoint Energy, Inc.
                                 1111 Louisiana
                              Houston, Texas 77002
                                 (713) 207-7425


                                       OR

                                   Rufus Scott
                     Vice President & Deputy General Counsel
                            CenterPoint Energy, Inc.
                                 1111 Louisiana
                              Houston, Texas 77002
                                 (713) 207-7451

================================================================================

                            CENTERPOINT ENERGY, INC.

                                   FORM U-9C-3

                      FOR THE QUARTER ENDED MARCH 31, 2005



                                                Table of Contents                                        Page
                                                                                                        ------

Item 1       Organization Chart.......................................................................      3
Item 2       Issuances and Renewals of Securities and Capital Contributions...........................      6
Item 3       Associated Transactions..................................................................      7
Item 4       Summary of Aggregate Investment..........................................................     12
Item 5       Other Investments........................................................................     13
Item 6       Financial Statements and Exhibits........................................................     14
             Signature................................................................................     15

ITEM 1.       ORGANIZATION CHART

                                                                                         PERCENTAGE
                                         ENERGY OR                                       OF VOTING
                                        GAS RELATED       DATE OF         STATE OF       SECURITIES
NAME OF REPORTING COMPANY                 COMPANY       ORGANIZATION    ORGANIZATION        HELD          NATURE OF BUSINESS
-------------------------------------- --------------- --------------- ---------------  -------------  --------------------------
CenterPoint Energy, Inc.               Holding
                                       Company
    Utility Holding Company, LLC(a)    Intermediate
                                       Holding
                                       Company
     Subsidiaries of Utility Holding
                       Company, LLC:

CenterPoint Energy Power Systems,      Energy Related   04/27/2000         Del             100%        Formed to develop and
Inc. *                                                                                                 commercialize fuel cell
                                                                                                       technology.  Company has
                                                                                                       no current
                                                                                                       activity/operations.

CenterPoint Energy Products, Inc.      Energy Related   01/27/1993         Del             100%        Company formerly sold
                                                                                                       various product to
                                                                                                       commercialize its
                                                                                                       intellectual property
                                                                                                       relating to its energy
                                                                                                       business.  Company Only
                                                                                                       current activity relates
                                                                                                       to investigating
                                                                                                       technology of broadband
                                                                                                       over power lines.

Utility Rail Services, Inc. *          Energy Related   06/10/1993         Del             100%        Formerly provided rail
                                                                                                       car maintenance
                                                                                                       services. Company has no
                                                                                                       current
                                                                                                       activity/operations.

CenterPoint Energy Resources Corp.
   Subsidiaries of CenterPoint Energy
                     Resources Corp.:
ALG Gas Supply Company*                Energy Related   01/11/1982         Del             100%        Formerly engaged in gas
                                                                                                       marketing.

Arkla Industries, Inc.                 Energy Related   09/04/1957         Del             100%        Previously manufactured
                                                                                                       appliances and now
                                                                                                       handles recall issues.

Arkla Products Company*                Energy Related   12/11/1987         Del             100%        Formerly manufactured
                                                                                                       gas grills.

CenterPoint Energy Alternative         Energy Related   02/25/1997         Tex             100%        Formed to establish
Fuels, Inc.                                                                                            commercial retail
                                                                                                       outlets to promote,
                                                                                                       market, distribute, and
                                                                                                       sell compressed natural
                                                                                                       gas.

CenterPoint Energy Gas Processing,     Gas              10/25/1995         Del             100%        Owns an interest in a
Inc.                                   Related                                                         natural gas processing
                                                                                                       plant.

      Waskom Gas Processing Company    Gas                 1995            Tex              50%        General partnership
                                       Related                                                         between CenterPoint
                                                                                                       Energy Gas Processing
                                                                                                       and Prism Gas Systems,
                                                                                                       Inc. and owns a gas
                                                                                                       processing plant in
                                                                                                       Harrison County, Texas.

                                                                                         PERCENTAGE
                                                                                          OF VOTING
                                        ENERGY OR GAS      DATE OF         STATE OF      SECURITIES
NAME OF REPORTING COMPANY              RELATED COMPANY   ORGANIZATION    ORGANIZATION       HELD          NATURE OF BUSINESS
-------------------------------------- ---------------- --------------- --------------- -------------- --------------------------
CenterPoint Energy Gas Transmission    Gas               01/31/1992         Del            100%        Interstate gas pipeline
Company                                Related                                                         system.

CenterPoint Energy Hub Services,       Gas               02/16/1994         Del            100%        Formerly provided agency
Inc.*                                  Related                                                         services in gas
                                                                                                       transportation.

CenterPoint Energy  Illinois Gas       Gas               06/30/1998         Del            100%        Owns and operates a
Transmission Company                   Related                                                         short intrastate gas
                                                                                                       transmission company in
                                                                                                       the state of Illinois.

CenterPoint Energy Intrastate          Gas               06/26/1998         Del            100%        Holding Company for Pine
Holdings, LLC                          Related                                                         Pipeline LLC.


     Pine Pipeline Acquisition         Gas               05/22/1998         Del            81.4%       CenterPoint Energy and
         Company, LLC                  Related                                                         Louisiana Gas  Services
                                                                                                       jointly own an LLC that
                                                                                                       owns  a small intrastate
                                                                                                       pipeline in
                                                                                                       Northern Louisiana.


CenterPoint Energy Gas Services,       Energy Related    10/18/1995         Del            100%        Engaged in natural gas
Inc.                                                                                                   marketing.


CenterPoint Energy - Mississippi       Gas               09/03/1958         Del            100%        Interstate gas pipeline
River Transmission Corporation         Related                                                         system.

CenterPoint Energy  MRT Holdings,      Gas               11/17/2000         Del            100%        Company has no current
Inc. *                                 Related                                                         activity/operations.

     CenterPoint Energy  MRT           Energy Related    08/28/1995         Del            100%        Its sole purpose is the
         Services Company                                                                              ownership of a canal,
                                                                                                       which carries inlet
                                                                                                       water to generating
                                                                                                       plants in California.
                                                                                                       The Company is to be
                                                                                                       divested.

     CenterPoint Energy  Pipeline      Gas               11/13/1997         Del            100%        Offers engineering,
         Services, Inc.                Related                                                         project management,
                                                                                                       construction management,
                                                                                                       pipeline operation
                                                                                                       and other turn-key
                                                                                                       construction and
                                                                                                       project management
                                                                                                       solutions for companies.

CenterPoint Energy OQ, LLC             Energy Related    03/23/2000         Del            100%        Own 50% partnership
                                                                                                       interest in OQ Partners

                                                                                         PERCENTAGE
                                                                                          OF VOTING
                                        ENERGY OR GAS      DATE OF         STATE OF      SECURITIES
NAME OF REPORTING COMPANY              RELATED COMPANY   ORGANIZATION    ORGANIZATION       HELD          NATURE OF BUSINESS
-------------------------------------- ---------------- --------------- --------------- -------------- --------------------------
     OQ Partners                       Energy Related    03/22/2000         Tex             50%        Developing & marketing
                                                                                                       training modules for
                                                                                                       operator qualification
                                                                                                       rule compliance and
                                                                                                       record keeping.

Entex Gas Marketing Company*           Energy Related     4/23/1987         Tex            100%        Formerly engaged in
                                                                                                       natural gas marketing.

Entex NGV, Inc.*                       Energy             6/03/1993         Del            100%        Formed to market
                                       Related                                                         compressed natural gas
                                                                                                       and natural gas vehicles.

Entex Oil & Gas Company*               Gas                9/05/1977         Tex            100%        Formerly pursued oil and
                                       Related                                                         gas exploration and
                                                                                                       production.

CenterPoint Energy Intrastate          Gas               11/19/1977         Tex            100%        Intrastate gas
Pipelines, Inc.                        Related                                                         transmission in Texas
                                                                                                       and Louisiana.


Minnesota Intrastate Pipeline Company  Gas               10/06/1993         Del            100%        Gas transmission. Owns
                                       Related                                                         pipeline in Minnesota.



National Furnace Company               Energy Related     6/14/1976         Tex            100%        Exists for fulfill
                                                                                                       obligations on furnaces
                                                                                                       it formerly sold.




Noram Utility Services, Inc. *         Energy Related     08/28/1995        Del            100%        Company has no current
                                                                                                       activity/operations.
                                                                                                       Previously provided line
                                                                                                       locating and related
                                                                                                       services.

(a) CenterPoint Energy Utility Holding Company, LLC is a wholly-owned, registered public utility holding company subsidiary of CenterPoint Energy, Inc. CenterPoint Energy Power Systems, Inc., CenterPoint Energy Products, Inc., Utility Rail Services, Inc. and CenterPoint Energy Resources Corp. are direct, wholly owned subsidiaries of Utility Holding Company, LLC. Other companies are direct or indirect subsidiaries of CenterPoint Energy Resources Corp, as indicated.

*- operationally inactive entity

LLC: Limited Liability Corporation

ITEM 2.-ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

ISSUANCES AND RENEWALS OF SECURITIES (in thousands of dollars):

                                                                                 Person to
                     Type of       Principal                                       whom        Collateral      Consideration
Company issuing     security       amount of       Issue or        Cost of     security was    given with      received for
    security         issued        security        renewal         capital        issued        security      each security
---------------     --------       ---------       --------        -------     ------------    ----------     --------------
None

ITEM 3.-ASSOCIATED TRANSACTIONS

Part I.-Transactions performed by reporting companies on behalf of associate companies (in thousands of dollars).

   Reporting          Associate
    Company            Company          Types of       Direct                          Cost
   Rendering          Receiving         Services       Costs        Indirect            of         Total Amount
   Services           Services          Rendered      Charged     Costs Charged       Capital         Billed
----------------   ----------------   ------------  -----------   -------------       -------      ------------
Minnesota          CenterPoint        Gas sales                   $       1,073                    $     1,073
Intrastate         Energy Minnesota   purchases
Pipeline Company   Gas

CenterPoint        CenterPoint        Admin Staff                             3                              3
Energy Gas         Energy
Services, Inc.     Intrastate
                   Pipelines

CenterPoint        CenterPoint        Gas Sales/         1,344                                           1,344
Energy -           Energy Gas         Gas Trans/
Mississippi        Transmission       Rev Storage
River
Transmission

CenterPoint        CenterPoint        Gas Sales/         2,489                                           2,489
Energy -           Energy Gas         Gas Trans/
Mississippi        Services           Rev Storage
River
Transmission

CenterPoint        CenterPoint        Other                143                                             143
Energy Gas         Energy             Operating
Transmission       Mississippi        Revenue
                   River
                   Transmission

CenterPoint        CenterPoint        Prod. Extr.        1,564                                           1,564
Energy Gas         Energy Field
Transmission       Services

CenterPoint        CenterPoint        Gas Trans/        24,494                                          24,494
Energy Gas         Energy Arkla       Rev Storage
Transmission

CenterPoint        CenterPoint        Gas Sales/         3,801                                           3,801
Energy Gas         Energy Gas         Gas Trans/
Transmission       Services           Rev Storage/
                                      Other
                                      Operating
                                      Rev

CenterPoint        CenterPoint        Other                  1                                               1
Energy Pipeline    Energy Resources   Operating
Services                              Revenue

CenterPoint        CenterPoint        Other Oper        13,741                                          13,741
Energy Pipeline    Energy             Rev/ Other
Services           Mississippi        Oper / Cust
                   River              Svc Rev
                   Transmission

CenterPoint        CenterPoint        Other Oper        14,232                                          14,232
Energy Pipeline    Energy Gas         Rev/ Other
Services           Transmission       Oper / Cust
                                      Svc Rev

CenterPoint        CenterPoint        Other Oper           640                                             640
Energy Pipeline    Energy Field       Rev/ Other
Services           Services           Oper / Cust
                                      Svc Rev

CenterPoint        CenterPoint        Other Oper            39                                              39
Energy Pipeline    Energy Arkla       Rev/ Other
Services                              Oper

CenterPoint        CenterPoint        Other                181                                             181
Energy Pipeline    Energy Minnesota   Operations
Services           Gas

CenterPoint        CenterPoint        Other                 65                                              65
Energy Pipeline    Energy Entex       Operations
Services

CenterPoint        CenterPoint        Other Oper            91                                              91
Energy Pipeline    Illinois Gas       Rev/ Other
Services           Transmission       Oper

CenterPoint        Pine Pipeline      Other Oper             2                                               2
Energy Pipeline    Acquisition        Rev/ Other
Services                              Oper

   Reporting          Associate
    Company            Company          Types of       Direct                          Cost
   Rendering          Receiving         Services       Costs        Indirect            of         Total Amount
   Services           Services          Rendered      Charged     Costs Charged       Capital         Billed
----------------   ----------------   ------------  -----------   -------------       -------      ------------
CenterPoint        CenterPoint        Other              150                                           150
Energy Field       Energy             Operating
Services           Mississippi        Revenue
                   River
                   Transmission

CenterPoint        CenterPoint        Gas Trans          591                                           591
Energy Field       Energy Gas         Rev/
Services           Transmission       Other Oper
                                      Rev

CenterPoint        CenterPoint        Gas Sales          (21)                                          (21)
Energy Field       Energy Arkla
Services

CenterPoint        CenterPoint        Gas Sales/       6,232                                         6,232
Energy Field       Energy Gas         Gas Trans
Services           Services           Rev/ Other
                                      Oper Rev

CenterPoint        CenterPoint        Other                4                                             4
Energy Field       Energy Entex       Operating
Services                              Revenue

CenterPoint        CenterPoint        Prod. Extr.         50                                            50
Energy Gas         Energy Field
Processing         Services

CenterPoint        CenterPoint        Gas Sales        1,126                                         1,126
Energy Gas         Energy
Services           Mississippi
                   River
                   Transmission

CenterPoint        CenterPoint        Gas Resale         742                                           742
Energy Gas         Energy Field
Services           Services

CenterPoint        CenterPoint        Gas Sales/      17,784                                        17,784
Energy Gas         Energy Arkla       Gas Resale
Services

CenterPoint        CenterPoint        Gas Resale      15,766                                        15,766
Energy Gas         Energy Minnesota
Services           Gas

CenterPoint        CenterPoint        Gas Resale      40,446                                        40,446
Energy Gas         Energy
Services           Intrastate
                   Pipeline

CenterPoint        CenterPoint        Gas Sales/      58,516                                        58,516
Energy Gas         Energy Entex       Gas Resale
Services

   Reporting          Associate
    Company            Company          Types of       Direct                          Cost
   Rendering          Receiving         Services       Costs        Indirect            of         Total Amount
   Services           Services          Rendered      Charged     Costs Charged       Capital         Billed
----------------   ----------------   ------------  -----------   -------------       -------      ------------
CenterPoint        LA Trans Div of    Gas Resale      12,008                                        12,008
Energy Gas         Entex
Services

CenterPoint        CenterPoint        Gas                 22                                            22
Energy             Energy Gas         Transmission
Intrastate         Services
Pipeline

CenterPoint        CenterPoint        Gas Resale/         96                                            96
Energy             Energy Entex       Gas Trans
Intrastate
Pipeline

CenterPoint        CenterPoint        Other               26                                            26
Energy             Energy Arkla       Operations
Alternative Fuels

Part II.-Transactions performed by associate companies on behalf of reporting companies (in thousands of dollars).

    Associate
     Company                                                 Types of                    Indirect       Cost        Total
    Rendering              Reporting Company                 Services    Direct Costs     Costs          of         Amount
    Services               Receiving Services                Rendered       Charged      Charged       Capital      Billed
    ---------              ------------------                --------    ------------    --------      -------      -------
CenterPoint              CenterPoint Energy                      1        $ 11,322       $ 4,617        $673        $16,612
Energy Service           Gas Transmission Co.
Company, LLC

CenterPoint              CenterPoint Energy                      1           4,735        27,456          19         32,120
Energy Service           Gas Services, Inc.
Company, LLC

CenterPoint              CenterPoint Energy                      1             662         1,217           6          1,885
Energy Service           Field Services, Inc.
Company, LLC

CenterPoint              CenterPoint Energy                      1             588             2          --            590
Energy Service           Mississippi River Transportation
Company, LLC

CenterPoint              CenterPoint Energy-                     1             436             2          --            438
Energy Service           Pipeline Services, Inc.
Company, LLC

CenterPoint              CenterPoint Energy                      1              25            --          --             25
Energy Service           Alternative Fuels, Inc.
Company, LLC

CenterPoint              CenterPoint Energy                      1               6            --          --              6
Energy Service           Power Systems, Inc.
Company, LLC

CenterPoint              CenterPoint Energy                      1               4            --          --              4
Energy Service           Illinois Gas Transmission
Company, LLC

CenterPoint              National Furnace                        1               3            --          --              3
Energy Service           Company
Company, LLC

CenterPoint              CenterPoint Energy                      1               2            --          --              2
Energy Service           Pine Pipeline Acquisition Co.
Company, LLC


   (1) Services provided include Information Technology, Shared Services, Legal, Finance, Human Resources, and Corporate Communications

    Associate
     Company                                         Types of                               Indirect    Cost    Total
    Rendering          Reporting Company             Services               Direct Costs     Costs       of     Amount
    Services           Receiving Services            Rendered                  Charged      Charged    Capital  Billed
    ---------          ------------------            --------               ------------    --------   -------  -------
CenterPoint         CenterPoint Energy            Broadband over
Energy Houston      Products, Inc.                Power line services             75           --        --        75
Electric                                          O & M services

CenterPoint         CenterPoint Energy            GIS services                     1           --        --         1
Energy Houston      Pipeline Services, Inc.
Electric

CenterPoint         CenterPoint Energy            Rent                           135           --        --       135
Energy Arkla        Pipeline Services, Inc.

CenterPoint         CenterPoint Energy            IT Telecom                      54           --        --        54
Energy Arkla        Gas Transmission Co.


CenterPoint         CenterPoint Energy            Gas sales and balancing         --           18                  18
Energy Minnesota    Gas Services, Inc.
Gas

CenterPoint         CenterPoint Energy            Line locating                    1          477        --       478
Entex               Houston Electric

CenterPoint         CenterPoint Energy            Marketing, admin                --          206        --       206
Entex               Intrastate Pipeline           staff, rates


CenterPoint         CenterPoint Energy            Payroll                        143           --        --       143
Entex               Alternative Fuels, Inc.

CenterPoint         CenterPoint Energy            Marketing, admin staff,         --           51        --        51
Entex               Intrastate Pipelines, Inc.    rates

ITEM 4.-SUMMARY OF AGGREGATE INVESTMENT (IN THOUSANDS)

 Investments in energy-related companies:

  Total consolidated                                 $ 10,612,446                         Line 1
  capitalization as of March
  31, 2005

  Total capitalization multiplied
  by 15%
  (Line 1 multiplied by 0.15)                           1,591,867                         Line 2



  Greater of $50 million or line 2                                    $1,591,867          Line 3



  Total current aggregate
  investment:
  (categorized by major line of
  energy-related business)

    (Category 3)                                     $     (3,279)
      Natural gas vehicles
    (Category 4)                                          (12,807)
      Appliance Sales
    (Category 5)                                          (10,259)
      Energy Marketing
     (Category 7)                                           1,484
       Services
                                                     ------------

      Total current aggregate
      investment                                                         (24,861)         Line 4
                                                                      ----------

  Difference between the greater
  of $50 million or 15% of
  capitalization and the
  total aggregate investment
  of the registered holding
  company system
  (line 3 less line 4)                                                $1,616,728          Line 5
                                                                      ----------

Investments in gas-related companies:

  Total current aggregate
  investment:
  (categorized by major line of
  energy-related business)
    Gas related business category 1                  $  1,419,571
    (Category 1) Transportation or
    storage of natural gas
    Gas related business category 2                        28,716
    (Category 2) Supply of natural gas

                                                     ------------
      Total current aggregate
       investment                                                     $1,448,287
                                                                      ----------

ITEM 5.-OTHER INVESTMENTS (IN THOUSANDS)

                                   OTHER
      MAJOR LINE OF            INVESTMENT IN        OTHER INVESTMENT         REASON FOR
 ENERGY-RELATED BUSINESS            LAST                IN THIS            DIFFERENCE IN
           (a)                 U-9C-3 REPORT         U-9C-3 REPORT        OTHER INVESTMENT
--------------------------    -----------------    -------------------    -----------------
None

ITEM 6.-FINANCIAL STATEMENTS AND EXHIBITS

A. Current Period Financial Statements: (filed with a request for confidential treatment)

CenterPoint Energy Power Systems, Inc. Balance Sheet as of March 31, 2005

CenterPoint Energy Power Systems, Inc. Statement of Operations for the three months ended March 31, 2005

CenterPoint Energy Products, Inc. Balance Sheet as of March 31, 2005

CenterPoint Energy Products, Inc. Statement of Operations for the three months ended March 31, 2005

Arkla Industries, Inc. Balance Sheet as of March 31, 2005

Arkla Industries, Inc. Statement of Operations for the three months ended March 31, 2005

CenterPoint Energy Alternative Fuels, Inc. Balance Sheet as of March 31, 2005

CenterPoint Energy Alternative Fuels, Inc. Statement of Operations for the three months ended March 31, 2005

CenterPoint Energy Field Services, Inc. Balance Sheet as of March 31, 2005

CenterPoint Energy Field Services, Inc. Statement of Operations for the three months ended March 31, 2005

CenterPoint Energy Gas Processing, Inc. Balance Sheet as of March 31, 2005

CenterPoint Energy Gas Processing, Inc. Statement of Operations for the three months ended March 31, 2005

CenterPoint Energy Gas Transmission Co. Balance Sheet as of March 31, 2005

CenterPoint Energy Gas Transmission Co. Statement of Operations for the three months ended March 31, 2005

CenterPoint Energy Illinois Gas Transmission Co. Balance Sheet as of March 31, 2005

CenterPoint Energy Gas Illinois Transmission Co. Statement of Operations for the three months ended March 31, 2005

CenterPoint Energy Intrastate Holdings, LLC Gas Transmission Co. Balance Sheet as of March 31, 2005

CenterPoint Energy Intrastate Holdings, LLC Gas Co. Statement of Operations for the three months ended March 31, 2005

Pine Pipeline Acquisition Co., LLC Balance Sheet as of March 31, 2005

Pine Pipeline Acquisition Co., LLC Statement of Operations for the three months ended March 31, 2005

CenterPoint Energy Gas Services, Inc. Balance Sheet as of March 31, 2005

CenterPoint Energy Gas Services, Inc. Statement of Operations for the three months ended March 31, 2005

CenterPoint Energy- Mississippi River Transmission Corp. Balance Sheet as of March 31, 2005

CenterPoint Energy- Mississippi River Transmission Corp. Statement of Operations for the three months ended March 31, 2005

CenterPoint Energy MRT Services Company Balance Sheet as of March 31, 2005

CenterPoint Energy MRT Services Company Statement of Operations for the three months ended March 31, 2005

CenterPoint Energy Pipeline Services, Inc. Balance Sheet as of March 31, 2005

CenterPoint Energy Pipeline Services, Inc. Statement of Operations for the three Months ended March 31, 2005

CenterPoint Energy OQ, LLC Balance Sheet as of March 31, 2005

CenterPoint Energy OQ, LLC Statement of Operations for the three months ended March 31, 2005

CenterPoint Energy Intrastate Pipelines, Inc. Balance Sheet as of March 31, 2005

CenterPoint Energy Intrastate Pipelines, Inc. Statement of Operations for the three months ended March 31, 2005

Minnesota Intrastate Pipeline Company Balance Sheet as of March 31, 2005

Minnesota Intrastate Pipeline Company Statement of Operations for the three months ended March 31, 2005

National Furnace Company Balance Sheet as of March 31, 2005

National Furnace Company Statement of Operations for the three months ended March 31, 2005



B. Exhibits:


To be filed by amendment.


                                   SIGNATURE

                  Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the Registrant has duly caused this quarterly report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: July 15, 2005

CENTERPOINT ENERGY, INC.
and its Subsidiaries

By:          /s/ Walter L. Fitzgerald
         -----------------------------------
         Walter L. Fitzgerald
         Vice President and Controller
         CenterPoint Energy, Inc.